Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Galera Therapeutics, Inc.:

We consent to the incorporation by reference in the registration statements (No. 333-251061) on Form S-3 and (No. 333-234607) on Form S-8 of Galera Therapeutics, Inc. of our report dated March 11, 2021, with respect to the consolidated balance sheets of Galera Therapeutics, Inc. as of December 31, 2020 and 2019, the related consolidated statements of operations, comprehensive loss, changes in redeemable convertible preferred stock and stockholders’ equity (deficit), and cash flows for the years then ended, and the related notes, which report appears in the December 31, 2020 annual report on Form 10-K of Galera Therapeutics, Inc.

/s/ KPMG LLP

Philadelphia, Pennsylvania
March 11, 2021